Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 20, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1408
        European Capital Strength & Hedged Currency Portfolio, Series 4
                       File Nos. 333-208270 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1408, filed on November 30, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the European Capital Strength & Hedged Currency Portfolio, Series 4 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Revise the second bullet point under "Security Selection-European Equities" to specify the meaning of "several years."

     Response: The disclosure has been revised in response to your comment.

     2. Use plain English to revise and clarify the second bullet point under "Security Selection-Hedging ETFs."

     Response: The disclosure has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren